UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

499005106

(CUSIP Number)

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: Robert J. Endicott

Telephone (314) 259-2447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)	Names of reporting persons Stifel Financial Corp.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 17,908,009[1]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 17,908,009[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 17,908,009[1]
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 4.9%[2]
(14)	Type of reporting person CO

1

As of the date of this statement, the Reporting Person may be deemed to beneficially own a total of 17,908,009[1] shares of Class A Common Stock (“Common Stock”) of the Issuer as of August 16, 2012, consisting of (i) 26,862 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock (“Series A-1 Shares”) and (ii) 0 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock (“Series A-2 Shares”), each share of which is convertible at any time by the Reporting Person into 666.667 shares of Common Stock, such conversion rate being subject to customary anti-dilution adjustments. As described in more detail below, on August 6, 2012, the Reporting Person purchased 5,970 Series A-1 Shares and 24,030 Series A-2 Shares. The holdings disclosed in the table above reflect the subsequent dispositions of certain shares by the Reporting Person, as described in more detail in Item 5 below.
2	The denominator for this calculation is based on the sum of (i) 97,814,427 shares of Issuer Common Stock outstanding as of August 6, 2012, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 9, 2012, and (ii) 266,666,800 shares of Issuer Common Stock that are issuable upon conversion of an aggregate of 400,000 shares of Series A-1 Preferred Stock and 320,000 shares of Series A-2 Preferred Stock, which were issued by the Issuer on August 6, 2012.

Item 1.	Security and Issuer.

Name of Issuer:

Knight Capital Group, Inc.

Title of Class of Equity Securities:

Class A Common Stock, $0.01 Par Value

Address of Issuer’s Principal Executive Office:

545 Washington Boulevard Jersey City, New Jersey 07310

Item 2.	Identity and Background.

(a)	This statement is being filed by Stifel Financial Corp. (the “Reporting Person”).

(b)	The address of the principal business address for the Reporting Person is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102.

(c)	The Reporting Person is a financial holding company that operates as a retail and institutional brokerage, and investment banking company in the United States and internationally.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Person (the “Executive Officers and Directors”) is set forth below. Except as otherwise indicated, the principal occupation of the Executive Officers and Directors are with the Reporting Person, and the principal business address for the Executive Officers and Directors is the address reported for the Reporting Person under Item 2(b) above.

Executive Officers:

Ronald J. Kruszewski, Chairman of the Board, President and Chief Executive Officer

Thomas W. Weisel, Chairman of the Board

James M. Zemlyak, Senior Vice President and Chief Financial Officer

Bernard N. Burkemper, Senior Vice President, Treasurer and Controller

S. Chad Estep, Senior Vice President

Richard J. Himelfarb, Vice Chairman and Senior Vice President

David M. Minnick, Senior Vice President and General Counsel

Thomas P. Mulroy, Senior Vice President

Victor J. Nesi, Senior Vice President

Ben A. Plotkin, Vice Chairman and Senior Vice President

David D. Sliney, Senior Vice President

Directors:

Ronald J. Kruszewski

James M. Zemlyak

Bruce A. Beda (principal occupation: Chief Executive Officer, Kilbourn Capital Management, LLC, a financial asset manager, The John Hancock Center, 875 North Michigan Avenue, 31st Floor, Chicago, IL 60611)

Michael W. Brown (principal occupation: retired; address: c/o Morrow Executive Services, 14509 SW Peavine Road,

        McMinnville, OR 97128)

Charles A. Dill (principal occupation: Managing Partner, Two Rivers Associates, a private equity firm, 9909 Clayton

        Road, Suite 107, St. Louis, MO 63124)

John P. Dubinsky (principal occupation: President and Chief Executive Officer, Westmoreland Associates, LLC, a

        financial consulting company, 7777 Bonhomme, Suite 1210, Clayton, MO 63105)

Robert E. Grady (principal occupation: Partner and Managing Director, Cheyenne Capital Fund, a private equity investment firm, 1430 Wynkoop Street, Suite 200, Denver, CO 80202)

Frederick O. Hanser (principal occupation: Director, SLC Holdings, LLC, the manager and holding company for the

        St. Louis Cardinals, LLC, 700 Clark Street, St. Louis, MO 63102)

Richard J. Himelfarb

Alton F. Irby III (principal occupation: Founding Partner, London Bay Capital LLC, a privately held investment firm,

        15 Funston Avenue, San Francisco, CA 94129)

Robert E. Lefton (principal occupation: Chairman and Chief Executive Officer, Psychological Associates, Inc., an

        international training and consulting firm, 8112 Maryland, Suite 300, St. Louis, 63105)

Thomas P. Mulroy

Victor J. Nesi

James M. Oates (principal occupation: Managing Director, The Wydown Group, a financial consulting firm, c/o Northeast

        Investment Management, Inc., 100 High Street, Suite 1000, Boston, MA 02110)

Ben A. Plotkin

Thomas W. Weisel

Kelvin R. Westbrook (principal occupation: President and Chief Executive Officer, KRW Advisors, LLC, a privately held telecommunications and media consulting and advisory services firm, 8000 Maryland Ave., Suite 440,

        St. Louis, MO 63105)

The address for each of the Executive Officers is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102-2102.

(d)	During the last five years, neither the Reporting Person nor any of the Executive Officers and Directors has been convicted in a criminal proceeding.

(e)	During the last five years, neither the Reporting Person nor any of the Executive Officers and Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware corporation. Each of the Executive Officers and Directors is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Preferred Stock (which are convertible into Common Stock, as described in more detail under Item 4 below) covered by this Statement is $30,000,000. The Reporting Person funded the purchase price through working capital.

Item 4.	Purpose of Transaction.

On August 6, 2012 (the “Closing Date”), the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), by and among the Issuer and Jefferies & Company, Inc. (“Jefferies”), Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P. (“Blackstone”), Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC (“GETCO”), TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and the Reporting Person (collectively, the “Investors”), pursuant to which, among other things, the Issuer sold 400,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), in a private placement to the Investors in exchange for aggregate cash consideration of $400,000,000 (the “Investments”). The Preferred Stock consists of 79,600 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock (the “Series A-1 Shares”) and 320,400 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock (the “Series A-2 Shares”). Pursuant to the Purchase Agreement, the Reporting Person purchased 5,970 Series A-1 Shares and 24,030 Series A-2 Shares, respectively.

In connection with the Investments and in accordance with the terms of the Purchase Agreement, the Issuer agreed to appoint three new members to the Issuer’s board of directors (the “Board”) within one month following the Closing Date, including an individual selected by Blackstone, an individual selected by General Atlantic, which is the controlling investor in GETCO, and an individual proposed by the Board and acceptable to Jefferies. Each of Blackstone and General Atlantic will be entitled to select, and Jefferies will be entitled to approve, such members of the Board, respectively, for so long as such entity holds at least 25% of the Preferred Stock purchased by such entity pursuant to the Purchase Agreement. The Reporting Person has no such Board appointment or approval rights.

The preferences, limitations, powers and relative rights of the Series A-1 Shares and the Series A-2 Shares are set forth in the Certificate of Designations (the “Preferred Designations”). The Series A-1 Shares and Series A-2 Shares rank on parity with each other, and rank senior to the Common Stock and to any other classes of Preferred Stock, as to dividend and liquidation rights. Dividends on the Series A-1 Shares and the Series A-2 Shares accrue daily and are payable on a cumulative basis, as and if declared by the Board, in cash at a rate per annum equal to 2% of (i) the liquidation preference of $1,000 per share and (ii) the amount of any accrued but unpaid dividends in respect of such shares. Declared dividends on the Series A-1 Shares and the Series A-2 Shares will be payable quarterly, in arrears, on each January 15, April 15, July 15 and October 15, commencing on October 15, 2012. The Issuer is prohibited from paying any dividend with respect to shares of Common Stock or other junior securities or repurchasing or redeeming any shares of Common Stock or other junior securities in any quarter unless full dividends are paid on the Series A-1 Shares and the Series A-2 Shares in such quarter. The Series A-1 Shares and the Series A-2 Shares participate in any dividends paid on the Common Stock or other junior securities.

Holders of Series A-1 Shares are entitled to vote with holders of Common Stock, on an as-converted basis (subject to the limitation on conversion of Series A-1 Shares described below), on all matters submitted to a vote of the Issuer’s stockholders, subject to applicable law and Exchange rules. In addition, except as would result in the violation of Exchange rules, the consent of a majority of the Series A-1 Shares is required with respect to matters specified in the Preferred Designations. The Series A-2 Shares do not have voting rights.

The outstanding Series A-1 Shares and the Series A-2 Shares will mandatorily convert into Common Stock on the third trading day following the date on which the closing price of the Common Stock exceeds 200% of the then-applicable Conversion Price (as defined below) for 60 consecutive trading days, provided that the Issuer has filed a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock issuable upon such conversion and such registration statement has been declared effective. Each Series A-1 Share and each Series A-2 Share is convertible into 666.667 shares of Common Stock (the “Conversion Rate”), subject to customary anti-dilution adjustments. The Conversion Rate also will be adjusted upon the occurrence of certain merger or acquisition transactions and fundamental changes. The “Conversion Price” is equal to 1,000 divided by the Conversion Rate in effect at such time, for an initial Conversion Price of $1.50 per share of Common Stock.

Each Series A-1 Share is also convertible at the option of the holder into a number of shares of Common Stock equal to the Conversion Rate. Following the date on which all Series A-1 Shares and Series A-2 Shares may be converted without violating the requirements of the Exchange (the “Convertibility Date”), each Series A-2 Share will be convertible at the option of the holder into a Series A-1 Share, provided that the holder of such Series A-2 Share delivers to the Issuer a certification that all required regulatory approvals have been obtained (and any applicable waiting periods have expired) for such conversion. Upon the conversion, the former Series A-2 Shares will have the preferences and rights of the Series A-1 Shares. The Convertibility Date occurred on August 13, 2012.

Neither the Series A-1 Shares nor the Series A-2 Shares are redeemable by the Issuer or by the holders other than in connection with certain fundamental corporate changes set forth in the Preferred Designations. The Series A-1 Shares and the Series A-2 Shares are subject to customary anti-dilution adjustment as set forth in the Preferred Designations.

On August 6, 2012, the Issuer filed the Preferred Designations with the Secretary of State of the State of Delaware for the purpose of amending the Issuer’s Certificate of Incorporation to establish the preferences, limitations, powers and relative rights of the Series A-1 Shares and the

Series A-2 Shares. The Preferred Designations became effective upon filing with the Secretary of State of the State of Delaware on August 6, 2012.

In connection with the Investments, the Issuer entered into a Registration Rights Agreement, dated as of August 6, 2012, with the Investors, pursuant to which, among other things, the Issuer agreed to file with the Securities and Exchange Commission a registration statement covering resales by the Investors and certain of their transferees of the Series A-1 Shares, the Series A-2 Shares and the Common Stock into which the Series A-1 Shares and the Series A-2 Shares may be converted pursuant to the Preferred Designations. The Registration Rights Agreement also provides the Investors and certain of their transferees with certain customary demand registration rights and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

Item 5.	Interest in Securities of the Issuer.

(a) As of August 6, 2012, the closing date of the transactions described above, the Reporting Person may have been deemed to have beneficially owned a total of 20,000,010 shares of Common Stock of the Issuer as of August 6, 2012, consisting of (i) 5,970 Series A-1 Shares and (ii) 24,030 Series A-2 Shares, each share of which is convertible at any time by the Reporting Person into 666.667 shares of Common Stock, such conversion rate being subject to customary anti-dilution adjustments. The denominator for this calculation is based on the sum of (i) 97,814,427 shares of Issuer Common Stock outstanding as of August 6, 2012, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 9, 2012, and (ii) 266,666,667 shares of Issuer Common Stock that are issuable upon conversion of an aggregate of 400,000,000 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock that were issued by the Issuer on August 6, 2012. As described in Item 5(c) below, the Reporting Person subsequently disposed of certain of the shares that were acquired in connection with the above-referenced transactions.

(b) The Reporting Person holds the sole power to vote and dispose of the securities of the Issuer that it holds.

(c) Subsequent to the Reporting Person’s purchase of the Series A-1 Shares and the Series A-2 Shares, as described above, the Reporting Person sold, on August 6, 2012, 1,400,000 shares of Issuer Common Stock in ordinary open market transactions at a weighted average price per share of $3.19, and in settlement of those sales converted, on August 9, 2012, an aggregate of 2,100 Series A-1 Shares in to an aggregate of 1,400,000 shares of Common Stock. The August 6, 2012 Issuer Common Stock sales were effected at prices ranging from $3.05 to $3.28. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares of Issuer Common Stock sold at each separate price on August 6, 2012.

On August 13, 2012, the Reporting Person converted 24,030 Series A-2 Shares into 24,030 Series A-1 Shares.

Subsequent to the Reporting Person’s purchase of the Series A-1 Shares and the Series A-2 Shares, as described above, the Reporting Person sold, on August 15, 2012, 192,000 shares of Issuer Common Stock in ordinary open market transactions at a weighted average price per share of $3.00, and in settlement of those sales converted, on August 9, 2012, an aggregate of 288 Series A-1 Shares in to an aggregate of 192,000 shares of Common Stock. The August 15, 2012 Issuer Common Stock sales were effected at prices ranging from $3.00 to $3.01. The Reporting Person undertakes to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares of Issuer Common Stock sold at each separate price on August 15, 2012.

On August 16, 2012, the Reporting Person sold 750 Series A-1 Shares in a privately negotiated transaction under the registration statement filed by the Issuer in connection with the Investments at a price of $1,500.00 per share.

(d) Not applicable.

(e) Following the August 16, 2012 transaction reported above, the Reporting Person ceased to own more than 5% of the outstanding shares of Issuer Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 are incorporated by reference herein. Other than as described elsewhere in this Report, the Reporting Person has no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

99.1	Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc., incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 6, 2012. (SEC File No. 001-14223)

99.2	Securities Purchase Agreement, dated as of August 6, 2012 by and among Knight Capital Group, Inc. and the investors signatory thereto, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 6, 2012. (SEC File No. 001-14223)

99.3	Registration Rights Agreement, dated as of August 6, 2012 by and among Knight Capital Group, Inc., the parties identified as the Investors therein and any parties identified on any joinder agreement thereto, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 6, 2012. (SEC File No. 001-14223)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012	STIFEL FINANCIAL CORP.

By: /s/ James M. Zemlyak
Name: James M. Zemlyak
Title: Senior Vice President and
Chief Financial Officer